July 27, 2005

By U.S. mail and facsimile to (508) 222-0220

Grant C. Bennett
President and Treasurer
Ceramics Process Systems Corporation
111 South Worcester Street
P.O. Box 338
Chartley, MA 02712-0338

	RE:	Ceramics Process Systems Corporation
		Form 10-K for the fiscal year ended December 25, 2004
		Filed March 28, 2005

		File No. 0-16088

Dear Mr. Bennett:

      We have reviewed your response letter dated July 18, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.
After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 25, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm

1.	We have reviewed your response to prior comment 3 in our
letter
dated June 30, 2005. Please amend the Form 10-K for the year ended
December 25, 2004 to revise the wording in the audit report to indicate that the predecessor auditor has ceased operations. Footnote 2 of interpretation 15 of AU Section 508 states: "A firm may cease operations with respect to public entities and still issue audit opinions with respect to non-public entities."





(2) Summary of Significant Accounting Policies

2.  	We have reviewed your response to prior comment 4 in our
letter
dated June 30, 2005. We assume that you only recognize an impairment loss when the carrying value of the asset exceeds the undiscounted future cash flows expected to be generated by the asset. If true, in future filings, please disclose this fact as part of your policy.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Grant C. Bennett
Ceramics Process Systems
July 27, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE